

June 23, 2015

John W. Gamble, Jr.
Chief Financial Officer
Equifax, Inc.
1550 Peachtree Street, N.W.
Atlanta, Georgia 30309

      Re: Equifax, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed February 25, 2015
             File No. 001-06605

Dear Mr. Gamble:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terry French for

                        Carlos Pacho
                        Senior Assistant Chief Accountant